June 25, 2025

Mohammad Hamed
President/CEO/CFO and Principal Accounting Officer
BestGofer Inc.
10 Nisan Beck St.
Jerusalem, Israel 91034

       Re: BestGofer Inc.
           Form 10-K for the Fiscal Year Ended November 30, 2024
           File No. 000-56485
Dear Mohammad Hamed:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2024
Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page 7

1. Please make arrangements with your auditors for them to revise their audit report to cover the financial statements for both fiscal years presented (2024 and 2023) and include the revised report in an amended Form 10-K. Refer to Rules 2-02 and 8-02 of
       Regulation S-X.
Item 15. Exhibits, Financial Statement Schedules
Exhibits 31.1 and 31.2, page 12

2. Your June 8, 2023 response to comment 1 in our letter dated May 25, 2023 indicated
       you would revise your Exhibit 31 certifications in future Forms 10-K and 10-Q to also include the language in paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K.
       However, you have not done so. Please amend your Form 10-K for the fiscal year ended November 30, 2024 and your Form 10-Q for the period ended February 28,
       2025 to include revised Exhibit 31 certifications containing the language precisely as set forth in Item 601(b)(31)(i) of Regulation S-K. Also, ensure future Forms 10-K and
       10-Q include the correct language in the Exhibit 31 certifications.
 June 25, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services